Exhibit 99.1

ARBE ROBOTICS LTD.

107 HaHashmonaim St., Tel Aviv-Yafo, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Arbe Shareholders:

This Notice is furnished to the holders of Ordinary Shares, par value NIS 0.000216 per share (the “Ordinary Shares”), of Arbe Robotics Ltd. (“we” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of Shareholders of the Company and any adjourned meeting thereof (the “Meeting”) to be held on Wednesday, September 2, 2026, virtually, at 4:00 PM (Israel time), which is 9:00 AM Eastern Daylight Time. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned to Wednesday, September 9, 2026, same time. You can attend the Meeting via audioconference at https://www.cstproxy.com/arberobotics/2026 as a guest or by entering your 12-digit control number as set forth in your proxy card, in order to submit questions and vote online.

It is proposed that at the Meeting, the shareholders adopt resolutions for the following purposes:

1.	Election of Class II Directors: Election of each of Prof. Yonina Eldar and Dr. Boaz Schwartz as Class II directors of the Company, to serve approximately three years until the Company’s annual general meeting of shareholders to be held in 2029 and until their respective successors are duly elected and qualified.

2.	CEO Compensation Terms: Approval of the terms of office and employment of Mr. Ram Machness as the appointed Chief Executive Officer of the Company effective as of April 1, 2026.

3.	Executive Compensation Terms:

(a)	Approval of the terms of office and employment of Mr. Kobi Marenko as the appointed President of the Company, effective as of April 1, 2026, and a member of the Board, including a special one-time grant of equity-based award to be vested on April 1, 2027.

(b)	Approval of a special one-time grant of equity-based award to Dr. Noam Arkind, the Company’s Chief Technology Officer and a member of the Board, to be vested on April 1, 2027.

(c)	Approval of an annual cash bonus plan for each of Mr. Ram Machness, the Company’s Chief Executive Officer, and Dr. Noam Arkind, the Company’s Chief Technology Officer and a member of the Board.

4.	Non-Executive Directors’ Compensation: Approval of an equity-based award to each of (a) Prof. Yonina Eldar, a member of the Board, (b) Mr. Yair Shamir, Chairman of the Board and (c) Mr. E. Scott Crist, a member of the Board.

5.	Approval of the Amended Compensation Policy: Approval of the amended Company’s Compensation Policy for its Executive Officers and Directors, as required under the Israeli Companies Law.

6.	Appointment of Independent Auditors: Approval of the re-appointment of Somekh Chaikin, a member firm of KPMG International, a registered public accounting firm, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and until the Company’s 2027 annual general meeting of shareholders, and to authorize the Audit Committee and/or Board to fix such accounting firm’s annual compensation.

7.	Approval of Reverse Share Split: Authorization of the Board of Directors to effect a reverse split of the ordinary shares of the Company, if necessary to be in compliance with the continued listing requirements of the NASDAQ Stock Market, in such ratio as the board may deem necessary in order that, upon the effectiveness of the reverse split, the ordinary shares would trade at a price in the range of $3.00 per share.

In addition, at the Meeting, members of the Company’s management will be available to discuss the Company’s audited financial statements for the year ended December 31, 2025, which are included in the Company’s annual report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 27, 2026.

The Company knows of no other matters to be submitted at the Meeting.

The Board unanimously recommends that you vote in favor of each of the proposals, which will be more fully described in the Company’s proxy statement, to be filed prior to the meeting.

Shareholders of record of our Ordinary Shares at the close of business on August 3, 2026 (the “Record Date”) will be entitled to notice of, and are cordially invited to, attend the Meeting and to attend any adjournment or postponement thereof. However, to assure your representation at the Annual Meeting, please vote your proxy via the internet, by email, or by completing, dating, signing and returning the enclosed proxy. Each such Ordinary Share entitles the holder thereof to one vote. Whether or not you expect to attend the Meeting, please read the Proxy Statement and then promptly vote your proxy in order to ensure your representation at the Meeting.

Information as to attendance at the meeting and the voting procedures will be set forth in the Company’s proxy statement, which, together with the proxy card, will be made available to shareholders and posted on the Company’s website in advance of the meeting.

Thank you for your ongoing support of, and continued interest in Arbe.

Yair Shamir                                                                                   Ram Machness

Chairman of the Board                                                                 Chief Executive Officer

July 28, 2026